KUTAK ROCK LLP SUITE 3000 1801 CALIFORNIA STREET DENVER, COLORADO 80202-2626 303-297-2400 FACSIMILE 303-292-7799 www.kutakrock.com	ATLANTA CHICAGO FAYETTEVILLE IRVINE KANSAS CITY LITTLE ROCK LOS ANGELES MINNEAPOLIS OKLAHOMA CITY OMAHA PHILADELPHIA RICHMOND SCOTTSDALE SPOKANE WASHINGTON, D.C. WICHITA

April 20, 2015

VIA EDGAR AND FIRST-CLASS MAIL

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Sheila Stout

Re:	Colorado BondShares—A Tax Exempt Fund (the “Fund”)

File Nos. 33-11981 and 811-05009

Annual Report for the fiscal year ended September 30, 2014 on Form N-CSR filed December 8, 2014

Ladies and Gentleman:

This letter responds to the verbal comments of the staff (“Staff”) of the Securities and Exchange Commission (“SEC”) that were communicated by Ms. Sheila Stout via a telephone conference with Joshua M. Kerstein, Esq. of Kutak Rock LLP, outside special counsel to the Fund, on March 19, 2015, in connection with the Staff’s review of the Fund’s Annual Report for the fiscal year ended September 30, 2014 (the “Annual Report”) filed with the SEC on December 8, 2014 on Form N-CSR. For your convenience, a paraphrased recitation of each of the Staff’s comments is set forth below (in italics), with the Fund’s response to each comment directly following the Staff’s comment. The responses to the Staff comments included in this letter are solely those of the Fund which we have been authorized by the Fund to provide herein. For presentation purposes, page number references below refer to the page numbers in the Annual Report as filed. Capitalized terms used but not defined herein have the respective meanings set forth in the Annual Report. The Fund has advised us that the Fund agrees to reflect the disclosure changes described in this letter in future filings where applicable.

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KUTAK ROCK LLP

Ms. Sheila Stout

U.S. Securities and Exchange Commission

April 20, 2015

Statement of Assets and Liabilities

September 30, 2014

1. Purchase accrued interest is included as a significant asset of the Fund in its balance sheet as set forth on page 19 of the Annual Report. Please explain further what this amount represents and how the Fund analyzes collectability for inclusion as an asset on the Fund’s balance sheet.

Response. Purchase accrued interest is typically a component of a municipal bond purchase in the secondary market, and represents accrued and unpaid interest on the bonds for the period from the last date that interest was actually paid on the bonds (which could be the last interest payment date or the original issue date) through the date of sale to the purchaser. This amount of accrued but unpaid interest is factored into the price the purchaser pays for the bonds, as upon sale, this amount due from the issuer of the bonds is payable to the current holder of the bonds (the purchaser as the bondholder rather than the seller).

As referenced in the Fund’s balance sheet on page 19 of the Annual Report and further described in Note 2(b) to the financial statements on pages 25 and 26 of the Annual Report (under the heading “note 7”) and in Note 7 to the financial statements on pages 30 and 31 of the Annual Report, as of September 30, 2014, the Fund had purchase accrued interest of $44,447,427. Of this amount, $44,026,872 (approximately 99.1%) is attributable to the Meadows Bonds (as defined and described below) and $420,555 (approximately 0.9%) is attributable to other municipal bonds owned by the Fund.

In 2007, the Fund purchased three bonds from the Meadows Metropolitan Districts No. 1, 2 and 7 (the “Meadows Bonds”). The Meadows Bonds were issued in connection with a restructuring of the debt of the Meadows Metropolitan Districts 1, 2 and 7 (the “Districts”) that occurred in March of 1993. As of September 2014, the Districts have approximately 5,229 homes and over 13,000 permanent residents, and as of September 2014, the property within each District had an approximately total market value of 467 million in District 1, $351 million in District 2 and $370 million in District 3.

The Meadows Bonds are revenue bonds payable on each quarterly payment date (March 1, June 1, September 1 and December 1 of each year) from revenues received by the District, which generally consist of mill levy income, property taxes, specific ownership taxes and tap fees received by the Districts (the “Revenues”). The payment “waterfall” in each of the transaction documents provides that the Revenues received by the Districts are applied to pay the Meadows Bonds in the following order of priority:

(1) FIRST, to pay current interest due on the Meadows Bonds;

(2) SECOND, to pay accrued and unpaid interest on the Meadows Bonds from and including March 5, 1993 (including compounded interest thereon);

(3) THIRD, to pay accrued and unpaid interest on the Meadows Bonds that accrued prior to March 5, 1993; and

KUTAK ROCK LLP

Ms. Sheila Stout

U.S. Securities and Exchange Commission

April 20, 2015

(4) FOURTH, to pay principal on the Meadows Bonds until paid in full.

The Meadows Bonds are payable in full on June 1, 2029, after which interest no longer accrues and the Meadows Bonds will remain outstanding until paid in full.

The Meadows Bonds acquired by the Fund at a discount purchase price of $44,026,873 included a substantial amount of accrued and unpaid interest (payable as described in clauses SECOND and THIRD above). At the time of purchase by the Fund in 2007, the Meadows Bonds purchased by the Fund had accrued and unpaid interest of $57,822,340. Since such acquisition by the Fund, the Meadows Bonds have accrued an additional $27,943,904.87 in interest. As of September 2014, the Fund has received approximately $21,558,907 in interest payments on the Meadows Bonds, of which $2,581,051 was received during the Fund’s fiscal year ended September 30, 2014. Of the total interest received, to date, $8,018,394 was applied to the purchase accrued interest noted in clauses SECOND and THIRD above. The excellent progress of the Districts toward reaching “critical mass” where revenues exceed current debt service as well as past due amounts was interrupted by the recession which began in 2007 and lasted through 2013. The Fund believes the Districts will shortly reach that “tipping point” where revenues again exceed current debt service and past due amounts and when that happens, the Meadows Bonds will begin paying down rapidly.

The Fund values most of its portfolio securities, including the Meadows Bonds, at their market price using prices provided on a daily basis by a national independent pricing service (currently Standard & Poor’s) and International Data Corporation, which pricing services are approved by the Board of Trustees of the Fund. As described in the Fund’s prospectus, in cases where a market price is not available from the pricing service, or where the Investment Adviser, based on policies and procedures adopted by the Board and subject to the Board’s supervision, determines that the “market price” so determined is not reflective of the true “fair value” or realizable value of these securities, those portfolio securities are valued at “fair value” as determined in good faith by the Investment Adviser in accordance with the policies and procedures adopted by the Board of Trustees of the Fund and subject to the supervision of the Board. The value of the Fund’s portfolio securities, including the Meadows Bonds, are valued by taking into consideration yield, stability, risk, quality, coupon, maturity, type of issue, quotes from municipal bond dealers, market transactions and other relevant information. The valuation of the Meadows Bonds by the Fund has been consistent with the valuation provided by the independent pricing service.

With respect to the valuation of the Meadows Bonds and the collectability of the accrued and unpaid interest on the Meadows Bonds, in addition to the daily valuation described in the prior paragraph, the Fund performs a periodic evaluation of the likelihood of payment on the Meadows Bonds. The Fund reviews, among other things, the annual financial statements of the Districts, Revenues of the Districts, the market and assessed values of the property within the Districts and the growth and economic conditions within the Districts and in other districts both within and outside of the State of Colorado. The Fund receives quarterly payments on the Meadows Bonds and, based on the related statements it receives as a bondholder, it evaluates the Revenues on a quarterly basis. The Fund is periodically in contact with the Districts for supplemental information as necessary to assist in its ongoing valuation process. The Investment Advisor meets with the Board of Trustees of the Fund on an approximately quarterly basis to

KUTAK ROCK LLP

Ms. Sheila Stout

U.S. Securities and Exchange Commission

April 20, 2015

discuss and ratify the valuation of the Fund’s portfolio securities, including the valuation of the Meadows Bonds. To support the accounting treatment of the Meadows Bonds on the Fund’s financial statements, the Fund provides to its registered public accounting firm certain of the information described above, and the Fund understands that its registered public accounting firm engages a third-party evaluation service to independently review the valuation of the Meadows Bonds.

Notes to Financial Statements

(2) Summary of Significant Accounting Policies

(a) Investment Valuation and Risk

Significant Unobservable Inputs Quantitative Disclosure

2. The Fund discloses that significant changes in unobservable inputs would result in significant changes to fair value measurements. See page 26 of the Annual Report in the first full paragraph following the table under the subheading “Significant Unobservable Inputs Quantitative Disclosure” of Note 2 to the financial statements. It is also true that insignificant changes in unobservable inputs may also result in substantial changes to fair value measurements which should be included in future Fund disclosures relating to unobservable inputs and fair value measurements.

Response. The Fund has advised us that in response to this comment, the Fund has agreed that notes to the financial statements in future filings will disclose that any changes in unobservable inputs may result in substantial changes to fair value measurements.

Notes to Financial Statements

(10) Change in Independent Registered Public Accounting Firm (Unaudited)

3. Note 10 to the financial statements on page 34 of the Annual Report indicates that this note is unaudited. Why is this note unaudited given that it is a footnote to audited financial statements?

Response. The disclosure included in Note 10 to the financial statements is included in the Annual Report as a result of Item 27(b)(4) of Form N-1A, which requires disclosure of the information concerning changes in and disagreements with accountants and on accounting and financial disclosure required by Item 304 of Regulation S-K. The change in auditor disclosure is not required by Item 27(b)(1) of Form N-1A, because that requires that the Fund include audited financial statements required by Regulation S-X (and disclosure of the change in auditor is not required to be part of the audited financial statements by Regulation S-X). Given that the information disclosed is required by the annual report but is not required to be included in the audit, that note to financial statements is disclosed as unaudited. The Fund has advised us that in any future annual report filing that includes disclosure under Item 27(b)(4) of Form N-1A, the Fund agrees to include this disclosure under a separate heading that is not included in the notes to financial statements.

Officers and Trustees of the Fund (Unaudited)

4. The statement required by Item 26(b)(6) of Form N-1A is omitted from the annual report.

KUTAK ROCK LLP

Ms. Sheila Stout

U.S. Securities and Exchange Commission

April 20, 2015

Response. The Fund has advised us that in future annual reports, the Fund will include the statement required by Item 26(b)(6) of Form N-1A in the annual report (that the Statement of Additional Information of the Fund includes additional information about Fund trustees and is available, without charge, upon request, and will include a toll-free (or collect) telephone number for shareholders to call to request the Statement of Additional Information).

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We trust the responses above adequately address the Staff’s verbal comments provided on March 19, 2015. Further, in response to your request, the Fund has acknowledged that:

•	The Fund is fully responsible for the adequacy and accuracy of the disclosure in its filings with the SEC;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to any filings with the SEC; and

•	The Fund may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

This correspondence is being submitted by direct transmission to the Securities and Exchange Commission’s Operational EDGAR System. If you have any questions regarding the foregoing or require further information, please contact the undersigned or Bob Ahrenholz.

Sincerely,

/s/ Joshua M. Kerstein